SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 001-03610

REYNOLDS METALS COMPANY SAVINGS PLAN
FOR HOURLY EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

REYNOLDS METALS COMPANY SAVINGS PLAN FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Reynolds Metals Company Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Reynolds Metals Company Savings Plan for Hourly Employees (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board ("United States"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, the Plan was terminated effective July 31, 2003. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2002 financial statements to the liquidation basis used in presenting the 2003 financial statements.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2004

Reynolds Metals Company
Savings Plan for Hourly Employees
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investment in Master Trust	$ 32,238,906	$ 39,713,802
Net assets available for benefits	$ 32,238,906	$ 39,713,802

The accompanying notes are an integral part of these financial statements.

Reynolds Metals Company
Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions	
Employer	$ 3,823
Employee	10,072
Net investment income from Master Trust	4,212,604
Total additions	4,226,499
Deductions	
Distributions from Plan	5,148,061
Total deductions	5,148,061
Net decrease prior to transfer to the Alcoa Savings Plan	(921,562)
Transfer to the Alcoa Savings Plan (Note 7)	6,553,334
Net decrease	(7,474,896)
Net assets available for benefits	
Beginning of year	39,713,802
End of year	$ 32,238,906

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Reynolds Metals Company Savings Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
Reynolds Metals Company ("RMC") established the Plan effective January 1, 1986, covering hourly employees of RMC and certain of its subsidiaries who are in a bargaining unit covered by a labor agreement that incorporates the Plan by reference. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA") and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code ("IRC"). On May 3, 2000, RMC became a wholly owned subsidiary of Alcoa Inc. ("Alcoa" or the "Company") in accordance with the terms of a merger agreement between the two companies. Effective May 25, 2000, the Alcoa Benefits Management Committee assumed all fiduciary authority for the Plan.

Effective July 31, 2003, the Plan was terminated. As a result, the Plan has changed its basis of accounting to the liquidation basis. No differences exist between the liquidation basis of accounting and the ongoing plan basis of accounting as all investments are reported at fair value under both methods. All assets are planned to be distributed to participants in the form of lump–sum distributions during 2004.

Eligibility
Hourly employees who were in a bargaining unit covered by a collective bargaining agreement that incorporates the Plan became eligible to participate in the Plan on the later of (a) 30 days after beginning their employment with the Company, or (b) the date on which the collective bargaining agreement under which they were covered first incorporates the Plan by reference. Plan participation was voluntary.

Employee Contributions
Upon enrollment, a participant could direct contributions to any of the Plan's fund options. A participant could elect to make payroll contributions to the Plan in specified amounts ranging from 1% to 12% of compensation in 1% increments, subject to IRC limitations. Participants could elect to make their contributions on a before or after tax basis or a combination thereof. Highly compensated participants could have been required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the IRC.

Eligible employees who received a profit sharing award, gain sharing payment or other designated type of lump-sum payment were also allowed to contribute between 10% and 50% in 10% increments of any award or payment to the Plan, subject to IRC limitations. The Company did not match such contributions.

Employer Contributions
At certain bargaining units, the Company would, subject to certain limitations, contribute to the Plan on behalf of each eligible participant, a fixed percentage of a portion of the payroll contributions made by the participant. Employer contributions were made on a "pretax" basis and are participant directed.

The Company match for contributions was based upon various collective bargaining agreements.

Participant Accounts
Each participant's account was credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and was also charged with an allocation of certain expenses (see Note 4). Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

Vesting
Participants were fully vested immediately in their account balances, including employer contributions.

Participant Loans
Participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 less the largest outstanding loan balance, if any, during the previous 12 months or (b) 50% of the total dollar value of their vested account balance. The loans were secured by the balance in the participant's account and accrued interest at the prime rate plus 1% as of the time the loan was approved. Loan terms range from one to fifteen years and principal and interest was paid ratably through payroll deductions.

Payment of Benefits
Upon termination of service due to any reason, including death, disability or retirement, a participant could take a distribution of his or her account balance only as a lump-sum amount equal to the value of the participant's vested interest. The participant had the election to take the Alcoa Stock Fund portion of his or her distribution in cash or Company common stock. Benefits are recorded when paid.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provided for various investment options. These investments were exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation
Northern Trust Company, the Trustee, held all of the Plan's investment assets and executed transactions herein under a Master Trust Agreement. Investments in Alcoa common stock (stated at fair value) were valued at the last reported sales price on the last business day of the year. Investments in mutual funds were measured by quoted market prices and reported at aggregate fair value at year-end. Participant loans were valued at cost, which approximates fair value. Cash and cash equivalents, which approximate fair value, were invested in a short-term investment fund managed by the Trustee.

All securities transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

Investment Income
The Plan's interest in Master Trust investment income, as reflected in the Statement of Changes in Net Assets Available for Benefits, represents investment income earned by the Master Trust. Investment income of the Master Trust was comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividends and interest income earned on those investments.

3. Commingled Master Trust Investments

All of the investments of the Plan as of December 31, 2003 and 2002 were held in a Master Trust under a Master Trust Agreement between the Company and the Trustee. Prior to May 1, 2002, the investments of the Plan were commingled with the assets of two other savings plans of the Company and one of its subsidiaries. On May 1, 2002, the assets of the two other savings plans and the subsidiary were transferred to the trustee of the Alcoa Savings Plan as a result of respective plan mergers, resulting with the Alcoa Savings Plan remaining as the surviving plan. As such, the investments of the Master Trust were comprised solely of the Plan at December 31, 2003 and 2002.

The Plan's interest in the Master Trust investment account was based on the underlying value of investments in the Master Trust. Net assets and net investment gains and losses from the Master Trust were allocated to participants in each plan.

Summarized financial information of the master trust as of December 31, 2003 and 2002 and for the year ended December 31, 2003 is presented below:

	2003	2002
Assets		
Cash and cash equivalents	$ -	$ 39,485
Investments at quoted fair value		
Mutual funds	8,584,662	9,760,106
Alcoa common stock	3,666,681	3,899,685
Commingled funds	19,854,187	25,596,259
Loans to participants	133,376	418,267
Total assets	$ 32,238,906	$ 39,713,802
Percent ownership of the Plan in the Master Trust	100%	100%

	2003
Net investment income from Master Trust	
Mutual funds	$ 1,861,675
Common stock	1,505,859
Interest and dividends	845,070
	$ 4,212,604

4. Administrative Expenses

Administrative expenses are paid directly by the Company.

5. Tax Status

The Plan had received a determination letter from the Internal Revenue Service dated July 1, 2002, stating that the Plan was qualified under Section 401(a) of the IRC and, therefore, the related trust was exempt from taxation under Section 501(a) of the IRC. The Plan had been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believed the Plan was designed and currently being operated in compliance with the applicable requirements of the IRC.

6. Assets Transferred From the Plan

On January 31, 2003, the Plan transferred $6,553,334 of participant accounts to the trustee for the Alcoa Savings Plan. The transfer was due to the election of certain collective bargaining units to participate in the Alcoa Savings Plan and cease participating in the Plan.

7. Related Party Transactions

The Plan owned shares of common stock of Alcoa and therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder.

8. Subsequent Event

During 2004, the Plan distributed approximately $32,000,000 in assets to participants as a result of the Plan's termination discussed in Note 1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Reynolds Metals Company Savings Plan for Hourly Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

REYNOLDS METALS COMPANY
SAVINGS PLAN FOR HOURLY EMPLOYEES

Richard B. Kelson
Benefits Management Committee Member

A. Hamish Petrie
Benefits Management Committee Member

William B. Plummer
Benefits Management Committee Member

June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-36214) of our report dated June 25, 2004 relating to the financial statements of the Reynolds Metals Company Savings Plan for Hourly Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2004